Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Grand Canyon Education, Inc.

We consent to the incorporation by reference in this registration statement on Form S-8 of Grand Canyon Education, Inc. of our reports dated February 16, 2017, with respect to the consolidated balance sheets of Grand Canyon Education, Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the December 31, 2016 annual report on Form 10-K of Grand Canyon Education, Inc.

/s/ KPMG LLP

Phoenix, Arizona

June 14, 2017